UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Grupo Supervielle Commences Succession Process of its Banking Subsidiary CEO

Autonomous City of Buenos Aires, April 11, 2024

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Grupo Supervielle Commences Succession Process of its Banking Subsidiary CEO

Alejandro Stengel has served as Banco Supervielle’s CEO since 2020 and director for 14 years

The Board engaged in the search for a successor

Buenos Aires, April 11, 2024 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, today announced that having accelerated its journey towards a digital transformation and customer-centric operating model and as part of its succession planning strategy, Alejandro Stengel will be stepping down from his role of CEO of Banco Supervielle by year-end 2024. The Board has engaged a global executive search firm to help identify Banco Supervielle’s next CEO and the search is underway.

“It has been a privilege to serve as CEO of Banco Supervielle and to work alongside such a talented team. By the end of the year I will proudly pass the torch to my successor knowing that I have successfully accomplished my mission and that today a technological and cultural transformation is firmly in place,” commented Alejandro Stengel, CEO of Banco Supervielle and First Vice Chairman of the Board of Grupo Supervielle. “Supported by a strong capital base with a Tier I capital ratio of 21% at year-end 2023, healthy asset quality and a growth platform in place, I believe the Company is in a very strong position to capture significant opportunities in the future. I remain focused on continuing to steer the growth trajectory of the bank through the end of my tenure while also ensuring a successful transition for my successor.  My absolute priority is to help my successor deploy the strategy and capabilities we have put in place to become a disruptive player in the Argentine financial market.”

“On behalf of the entire Board”, Patricio Supervielle, Grupo Supervielle’s Chairman & CEO stated, “I want to express to Alejandro our deepest gratitude for his exceptional leadership, transformative vision, unwavering dedication and his commitment to support a smooth transition. Alejandro has been intricately involved with the Company for many years, having joined the Board of Directors of Grupo Supervielle fourteen years ago, subsequently took on executive functions and since 2020 assumed the responsibility of CEO of Banco Supervielle with a clear mandate and an ambitious mission of transforming our organization.  Under his leadership, we have made truly significant achievements in executing our strategic pillars and building the bank of the future. It has been a period of growth, transformation of our operating model and overall strengthening of our organization."

“Looking ahead, I'm excited for what's to come for Banco Supervielle, its ecosystem, and its partnerships in the following years. We are optimistic aboutthe future of our country, the strengthening of our franchise and the achievement of our strategic objectives as an engine of economic development in every community where we interact,” closed Mr. Supervielle.

_____________________________
Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 11, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer